UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MJP INTERNATIONAL LTD.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

553082108

 (CUSIP Number)

Liao Zu Guo

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 28, 2016

(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 553082108

1.         NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Liao Zu Guo

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)     ☐

(b)     ☒

3.         SEC USE ONLY

4.          SOURCE OF FUNDS

PF

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  ☐

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

CHINA

SCHEDULE 13D

CUSIP No.: 553082108

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,000,000 8. Shared Voting Power - 9. Sole Dispositive Power 4,000,000 10. Shared Dispositive Power -

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000,000 shares of common stock

12.        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.84%

14        TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the "Issuer Common Stock") of MJP International Ltd., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3006 E. Goldstone Drive, Suite 218, Meridian, ID 83642.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Liao Zu Guo, an individual. Mr. Liao’s principal occupation is that of President/CEO, Secretary and CFO of the Issuer. Mr. Liao’s business address is: c/o MJP International Ltd, 3006 E. Goldstone Drive, Suite 218, Meridian, ID 83642.  Mr. Liao also works as Finance Controller for Guangzhou Mingzhi Accounting and Tax Consultation Ltd.

Mr. Liao has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Liao is a citizen of the Republic of China.

SCHEDULE 13D

CUSIP No.: 553082108

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Liao exchanged 100% of the issued and outstanding shares of Energy Alliance Labs Inc., a Delaware corporation to the Issuer in exchange for 4,000,000 shares of the Issuer’s common stock.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Liao acquired 4,000,000 shares of the Issuer’s Common Stock pursuant to a share exchange agreement dated October 28, 2016.  The purpose of the exchange was to make an investment in the Issuer.  Mr. Liao does not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of December 22, 2016, the aggregate number of shares of Issuer Common Stock held by Mr. Liao was 4,000,000, which represents 30.84% of the Issuer’s total issued and outstanding shares.

(b) Mr. Liao has sole voting power and dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c) During the 60 sixty day period preceding the filing of this Schedule 13D, Mr. Liao has not purchased any shares of the Issuer, other than as described herein.

(d) The power to direct the proceeds from the sale of, and the receipt of dividends from, the sale of, any Common Stock described in paragraph (a) of this Item 5 is held by Mr. Liao.

SCHEDULE 13D

CUSIP No.: 553082108

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Liao has no contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2017

  /s/   Liao Zu Guo
        Liao Zu Guo

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).